SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BEIJING
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WASHINGTON, D.C.

FOUNDED 1866

08001620

Our Ref: 19160-10100

March 26, 2008

SEC Mail Processing Section

MAR 28 2008

Washington, DC 104

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
APR 04 2008
THOMSON FINANCIAL

HK1 396903v.10

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 20 MARCH 2008

The Directors are pleased to announce that the ordinary resolution approving the adoption of the Share Option Scheme was duly passed at the Extraordinary General Meeting held on 20 March 2008.

Reference is made to the circular of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") dated 5 March 2008 (the "**Circular**"). Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the ordinary resolution approving the adoption of the Share Option Scheme was duly passed by the Shareholders by way of poll at the Extraordinary General Meeting held on 20 March 2008.

The Company's share registrar, Hong Kong Registrars Ltd., was appointed the scrutineer for vote-taking at the Extraordinary General Meeting.

Details of the poll results in respect of the ordinary resolution proposed at the Extraordinary General Meeting are as follows:

ORDINARY RESOLUTION	FOR Votes (%)	AGAINST Votes (%)	Total number of votes
To approve the adoption of the Share Option Scheme.	97.73%	2.27%	3,741,573,306

As at the date of the Extraordinary General Meeting, the Company had 5,588,705,360 Shares in issue. Shareholders holding a total of 5,588,705,360 Shares were entitled to vote for or against the resolution. There was no Shareholder who was only entitled to vote against the resolution at the Extraordinary General Meeting and there was no Shareholder who was required to abstain from voting for the resolution at the Extraordinary General Meeting.

By order of the Board
Tingyi (Cayman Islands) Holding Corp.
IP Pui-Sum
Company Secretary

Hong Kong, 20 March 2008

As at the date of this announcement, the executive directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; and the independent non-executive directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Kazuo Ogawa.

* *For identification purposes only*

END